Wearable Devices Ltd.

5 Hatnufa Street
Yokne’am Illit
2066736 Israel

March 31, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

RE:	Wearable Devices Ltd. (CIK 0001887673)
Post Effective Amendment No. 1 to Registration Statement No. 333-283771 on Form F-1

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Wearable Devices Ltd. (the “Company”) hereby respectfully requests that the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s registration statement, Amendment No. 1 to Form F-1 (File No. 333-283771)(“Amendment No. 1”), together with the exhibits and amendments thereto, which was initially filed with the Commission on March 24, 2024 (the “Registration Statement”), as of the date hereof or at the earliest practicable date hereafter.

The intended purpose of Amendment No. 1 to Registration Statement was to file, pursuant to Rule 429 under the Securities Act, a single prospectus to combine and update the prospectus contained therein with the prospectus contained in another registration statement filed with the Commission on December 23, 2024, as amended (File No. 333-284023)(the “Other Amendment”), to maintain their effectiveness as required under Section 10(a) of the Securities Act. Following your telephone call with our counsel, it is our understanding that in order to comply with Rule 429 and to update information contained therein under Rule 429(b) with respect to the Registration Statement, only the filing of the Other Amendment is required.

Withdrawal of the Registration Statement will alleviate any confusion for the erroneous submission, and is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 under the Securities Act.

No securities were sold under Amendment No. 1. The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of Amendment No. 1.

If you have questions regarding this request, please contact the Company’s legal counsel, Howard E. Berkenblit, Esq. of Sullivan & Worcester LLP at (617) 338-2979.

Very truly yours,

WEARABLE DEVICES LTD.

By:	/s/ Asher Dahan
Asher Dahan
Chief Executive Officer